UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(b), (c) AND (d) AND

AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Melco Crown Entertainment Limited

(Name of Issuer)

Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

G5974W 10 3

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5974W 10 3

1.	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only). Crown Limited - Not applicable
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (see Item 8 below) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 559,229,043 (Crown Entertainment Group Holdings Proprietary Limited and/or Crown Asia Investments Pty Ltd may also be deemed to have sole voting power with respect to these shares)
	6.	Shared Voting Power 559,229,043 (including shares disclaimed, see Item 4 below)
7.

Sole Dispositive Power

559,229,043 (Crown Entertainment Group Holdings Proprietary Limited and/or Crown Asia Investments Pty Ltd may also be deemed to have sole voting power with respect to these shares)

	8.	Shared Dispositive Power 559,229,043 (including shares disclaimed, see Item 4 below)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 559,229,043
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11.	Percent of Class Represented by Amount in Row (9) 33.7%
12.	Type of Reporting Person (See Instructions) HC, CO

CUSIP No. G5974W 10 3

1.	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only). Crown Entertainment Group Holdings Proprietary Limited - Not applicable
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (see Item 8 below) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 559,229,043 (Crown Limited and/or Crown Asia Investments Pty Ltd may also be deemed to have sole voting power with respect to these shares)
	6.	Shared Voting Power 559,229,043 (including shares disclaimed, see Item 4 below)
	7.	Sole Dispositive Power 559,229,043 (Crown Limited and/or Crown Asia Investments Pty Ltd may also be deemed to have sole voting power with respect to these shares)
	8.	Shared Dispositive Power 559,229,043 (including shares disclaimed, see Item 4 below)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 559,229,043
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11.	Percent of Class Represented by Amount in Row (9) 33.7%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G5974W 10 3

1.	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only). Crown Asia Investments Pty Ltd - Not applicable
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (see Item 8 below) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 559,229,043 (Crown Limited and/or Crown Entertainment Group Holdings Proprietary Limited may also be deemed to have sole voting power with respect to these shares)
	6.	Shared Voting Power 559,229,043 (including shares disclaimed, see Item 4 below)
	7.	Sole Dispositive Power 559,229,043 (Crown Limited and/or Crown Entertainment Group Holdings Proprietary Limited may also be deemed to have sole voting power with respect to these shares)
	8.	Shared Dispositive Power 559,229,043 (including shares disclaimed, see Item 4 below)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 559,229,043
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11.	Percent of Class Represented by Amount in Row (9) 33.7%
12.	Type of Reporting Person (See Instructions) CO

Item 1	(a)	Name of Issuer:

Melco Crown Entertainment Limited

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

36th Floor, The Centrium 60 Wyndham Street Central Hong Kong

Item 2	(a)	Name of Person Filing:

Crown Limited (“Crown”)

Crown Entertainment Group Holdings Proprietary Limited (“Crown Entertainment”)

Crown Asia Investments Pty Ltd (“Crown Asia”)

Item 2	(b)	Address of Principal Business Office or, if None, Residence:

Crown Limited Level 3, Crown Towers 8 Whiteman Street Southbank, Victoria 3006 Australia

Crown Entertainment Group Holdings Proprietary Limited Level 3, Crown Towers 8 Whiteman Street Southbank, Victoria 3006 Australia

Crown Asia Investments Pty Ltd Level 3, Crown Towers 8 Whiteman Street Southbank, Victoria 3006 Australia

Item 2	(c)	Citizenship:

Crown – Australia

Crown Entertainment – Australia

Crown Asia – Australia

Item 2	(d)	Title of Class of Securities:

Ordinary Shares (the “Ordinary Shares”)

Item 2	(e)	CUSIP Number:

The CUSIP number for the Ordinary Shares is G5974W103. The CUSIP number for the Issuer’s American depositary shares, each representing three Ordinary Shares, is 585464100.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.

The following sets forth the information with respect to the beneficial ownership of the Ordinary Shares by the Reporting Person as of December 31, 2012.

Reporting Person	Amount beneficially owned	Percent of class(1)	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote		Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Crown	559,229,043	33.7%	559,229,043	559,229,043	*	559,229,043	559,229,043	*
Crown Entertainment	559,229,043	33.7%	559,229,043	559,229,043	*	559,229,043	559,229,043	*
Crown Asia	559,229,043	33.7%	559,229,043	559,229,043	*	559,229,043	559,229,043	*

(1)	Percent of class calculated based on 1,658,059,295 ordinary shares outstanding as of December 31, 2012.

Crown Asia is the record holder of 559,229,043 Ordinary Shares. Crown Asia is a direct and wholly owned subsidiary of Crown Entertainment and an indirect and wholly owned subsidiary of Crown. Either or both Crown Entertainment and Crown, through their ownership of Crown Asia, may be deemed, for the purposes of Rule13d-3 under the Act, to beneficially own all of the Ordinary Shares held by Crown Asia. Crown is listed on the Australian Stock Exchange.

*	On December 12, 2007, the Issuer, Crown Asia, Crown, Melco Leisure and Entertainment Group Limited (“Melco Leisure”), a British Virgin Islands company, and Melco International Development Limited (“Melco”), a Hong Kong company, entered into an amended and restated shareholders’ deed (the “Shareholders’ Deed”) (see Exhibit 2 to this Schedule 13G). Pursuant to the Shareholders’ Deed, Crown Asia and Crown, on the one hand, agreed with Melco Leisure and Melco, on the other hand, on voting shares for board nominees and certain matters relating to disposal of shares, which agreements may cause Crown Asia and Crown to be deemed to share voting and dispositive power over 559,229,043 Ordinary Shares beneficially owned by Melco Leisure and Melco for the purposes of Rule 13d-3 under the Act. Each of Crown Asia and Crown expressly disclaims beneficial ownership of any Ordinary Shares held by Melco Leisure and Melco pursuant to Rule 13d-4 under the Act, and the filing of this statement shall in no way be construed as an admission that either Crown Asia or Crown is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such Ordinary Shares. Crown’s interest in Crown Asia is held through its direct and wholly owned subsidiary, Crown Entertainment.

See also Item 8 below.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Pursuant to the Shareholders’ Deed, Crown Asia and Crown, on the one hand, agreed with Melco Leisure and Melco, on the other hand, on voting shares for board nominees and certain matters relating to disposal of shares, which agreements may cause the parties to be deemed to constitute a group within the meaning of Section 13(d)(3) of the Act. The existence of such group may cause either or both Crown Asia and Crown to be deemed the beneficial owner of 559,229,043 Ordinary Shares beneficially owned by Melco Leisure and Melco for the purposes of Rule 13d-5 under the Act. Each of Crown Asia and Crown acknowledges the potential attribution of Ordinary Shares beneficially owned by Melco Leisure and Melco but expressly disclaims beneficial ownership of any such Ordinary Shares, and the filing of this statement shall in no way be construed as an admission that either Crown Asia or Crown is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such Ordinary Shares. Neither Melco Leisure nor Melco is a reporting person on this statement.

Crown Asia is the record holder of 559,229,043 Ordinary Shares. Crown Asia is the direct and wholly owned subsidiary of Crown Entertainment, and Crown Entertainment is the direct and wholly owned subsidiary of Crown. Crown Asia, Crown Entertainment, and Crown may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Act.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 14 January, 2013

For and on Behalf of
CROWN LIMITED

By:	/s/ Rowen Craigie
Name:	Rowen Craigie
Title:	Director

For and on Behalf of
CROWN ENTERTAINMENT GROUP HOLDINGS PROPRIETARY LIMITED

By:	/s/ Rowen Craigie
Name:	Rowen Craigie
Title:	Director

For and on Behalf of
CROWN ASIA INVESTMENTS PTY LTD

By:	/s/ Rowen Craigie
Name:	Rowen Craigie
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.	Agreement with respect to filing of Schedule 13G, dated as of 14 January, 2013, between Crown Limited, Crown Entertainment Group Holdings Proprietary Limited and Crown Asia Investments Pty Ltd

2. **	Amended and Restated Shareholders’ Deed Relating to Melco Crown Entertainment Limited (previously known as Melco PBL Entertainment (Macau) Limited)

**	Previously filed as an Exhibit to Reporting Persons’ Schedule 13G (File No. 005-82571).